Mail Stop 3010

August 24, 2009

Via U.S. Mail and Fax (310) 553-6452
Mr. Michael A. DiGregorio
Chief Financial Officer
Korn/Ferry International
1900 Avenue of the Stars, Suite 2600
Los Angeles, CA 90067

> RE: **Korn/Ferry International**
> **Form 10-K for the fiscal year ended April 30, 2009**
> **Filed June 29, 2009**
> **Form 14A Filed August 7, 2009**
> **File No. 1-14505**

Dear Mr. DiGregorio:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K

Item 1A. Risk Factors, page 9

Global economic developments and the conditions in the geographic regions . . . , page 10

1. Given the current state of the economy and the abundance of available talent seeking employment, please revise this risk factor or add a new risk factor describing the likelihood that companies will, as a cost-saving measure, choose to rely on their own human resources departments rather than hire third-party search firms to find talent.

Item 15. Exhibits and Financial Statement Schedules, page 36

2. We note your disclosure on page 28 about your agreement with one of your investment securities firms regarding your auction rate security holdings. Please tell us why you have not filed this agreement as an exhibit to your report.

3. Refer to the Stock and Asset Purchase Agreement dated August 8, 2006, which is included as Exhibit 10.32 to the Form 10-K. We note that the agreement, as filed, omits schedules and exhibits to the agreement. Item 601(b)(10) of Regulation S-K requires you to file all material contracts in their entirety. Please file the complete agreement with your next quarterly report or tell us why you believe this information is no longer material to investors.

Note 1. Organization and Summary of Significant Accounting Policies

Accounting Adjustment, page F-13

4. Your disclosure indicates that the correction of the error did not have a material impact in the current period. However, it appears that there is approximately a 20% effect on net loss and a 100% effect on operating income. Please clarify to us how you determined that the effects on your current year consolidated statements of operations are not material.

Definitive Proxy Statement

Compensation Discussion and Analysis, page 21

Elements of Compensation, page 23

5. Please expand your discussion of compensation awards to explain specifically why each named executive officer received the base salary, annual incentive and long-term incentive awards that he or she did. For example, your discussion of base salary should

explain specifically how each factor, such as the competitive data and general knowledge of the market, was used to determine individual base salaries and why you decided to award base salaries based on those respective factors. Furthermore, to the extent that base salary was not competitive, or alternatively, was significantly higher, in relation to the data compiled, please explain why you determined to award it regardless. Please refer to Item 402(b) of Regulation S-K for guidance.   Please tell us how you plan to comply and provide similar disclosure in future filings.

Annual Bonuses, page 23

6. We note that you determine annual bonuses based on financial goals, such as revenue, operating income or earnings per share growth. You have not, however, provided a quantitative discussion of all the terms of the necessary targets to be achieved. Please disclose the specific targets used to determine the performance-based compensation or provide a supplemental analysis as to why it is appropriate to omit these targets pursuant to Instruction 4 of Item 402(b) of Regulation S-K.

7. Refer to the comment above. We also note that part of this compensation is based upon qualitative performance factors, such as brand awareness and customer satisfaction, among others. Please note that qualitative goals generally need to be presented to conform to the requirements of Item 402(b)(2)(v). Please revise your disclosure to specifically describe how each qualitative performance factor was analyzed in determining each named executive officers' respective bonus. Please provide this disclosure to us supplementally and confirm that you will similar disclosure in future filings.

Long-term Incentives, page 24

8. In future filings, with respect to long-term incentive awards, please provide a more detailed analysis of how the company determined the actual awards. Please disclose the actual factors considered in making the equity awards for each named executive officer. For example, please explain with specificity how you determined the amounts of restricted stock awards to be granted to Messrs. Burnison, Giusto and McNabb. Furthermore, as noted above, please disclose the specific performance targets used to determine these performance related rewards. Provide this disclosure in future filings and tell us how you plan to comply.

9. Refer to the table on page 24.   In future filings, please revise to clarify, if true, that the "relative ranking" refers to the company's TSR relative to that of other peer group members. If the "relative ranking" has a different meaning, please explain.

Fiscal Year 2009, 2008 and 2007 Summary Compensation Table, page 27

10. We refer you to Securities Act Release 33-8732A. Your disclosure should be sufficiently precise to identify material differences in compensation policies with respect to individual executive officers. Please explain the reasons for the differences in the amounts of compensation awarded to the named executive officers. For example, we note that Ms. Ana Dutra and Mr. Gary Burnison received stock awards that were significantly higher than the amount received by the other named executive officers. Please supplementally tell us how you plan to comply and confirm that you will revise your disclosure accordingly in future filings.

*   *   *   *

As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact William Demarest, Staff Accountant at 202-551-3432 or me at 202-551-3780 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Martin, Staff Attorney at 202-551-3391 with any other questions.

Sincerely,

Linda van Doorn
Senior Assistant Chief Accountant